

Mail Stop 6010

May 13, 2008

Mr. Brett Sandercock
Chief Financial Officer
Resmed, Inc.
14040 Danielson St.
Poway CA 92064-6857

> **RE:** **Resmed, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2007**
> **File No. 1-15317**

Dear Mr. Sandercock:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2007

Item 7. Management's Discussion and Analysis, page 31

1.   We note that your "Overview" section repeats much of the same information as contained under "Item 1. Business." Please revise the "Overview" disclosure in your future filings to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Consolidated Statements of Income, page F-3

2.   We note that you present stock-based compensation charges on the face of the consolidated statements of operations in a table that presents total stock-based compensation. Consistent with the guidance in SAB Topic 14-F, please revise future filings to present stock-based compensation in a parenthetical note to the appropriate income statement line items or to remove the total stock compensation line from the table. As indicated in that guidance, you may also present the information in the footnotes to the financial statements or within MD&A.

(r) – Stock-based Employee Compensation, page F-12

3.   We note that you used a combination of historical and implied volatility. Discuss your evaluation of the factors listed in Questions 2 and 3 of SAB Topic 14.D.1 in relying on a blended volatility. As applicable, please revise future filings to provide the disclosures in Question 5 of SAB Topic 14.D.1.   Please also expand your disclosures in the Critical Accounting Policies section to address your use of a blended volatility.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney at (202)-551-3602 or Tim Buchmiller, Staff Attorney, at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief